

11008019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

JUN 28 2011

Washington, DC
105

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ________

Commission File Number 001-15274

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

REQUIRED INFORMATION

Form 11-K Annual Report

This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Dallas, Texas
June 27, 2011

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

$(000)

	2010	2009
Assets:		
Investments at fair value:		
J. C. Penney Company, Inc. common stock	$ 526,080	$ 453,659
Common and collective trusts	1,698,882	1,504,025
Mutual funds	23,142	20,782
Common stock	20,620	13,966
Other	668	1,638
Fully benefit responsive contracts	1,289,851	1,290,674
Total Investments	3,559,243	3,284,744
Receivables:		
J. C. Penney Company, Inc. contribution	12,310	9,229
Notes receivable from participants	99,867	96,864
Participant contributions	2,204	4,036
Due from broker for securities sold	2,542	4,975
Interest and dividends	49	38
Other	71	726
Total receivables	117,043	115,868
Total assets	3,676,286	3,400,612
Liabilities:		
Accounts payable and accrued liabilities	151	328
Due to broker for securities purchased	2,731	4,811
Total liabilities	2,882	5,139
Net assets reflecting investments at fair value	3,673,404	3,395,473
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(53,947)	(43,210)
Net assets available for benefits	$ 3,619,457	$ 3,352,263

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

$(000)

	2010	2009
Investment income:		
Net appreciation in the fair value of investments	$ 289,253	$ 392,295
Interest	57,156	57,579
Dividends	14,657	13,708
	361,066	463,582
Less investment expenses	(1,120)	(1,149)
	359,946	462,433
Interest income on notes receivable from participants	4,858	5,952
Contributions:		
J. C. Penney Company, Inc., net of forfeitures	54,997	57,901
Participants	149,876	138,503
	204,873	196,404
Total additions	569,677	664,789
Deductions from net assets attributed to:		
Benefit payments	(293,746)	(258,847)
Administrative expenses	(8,737)	(9,668)
Total deductions	(302,483)	(268,515)
Increase in net assets available for benefits	267,194	396,274
Beginning net assets available for benefits	3,352,263	2,955,989
Ending net assets available for benefits	$ 3,619,457	$ 3,352,263

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have attained age 21 are immediately eligible to participate in the Plan upon their hire date or rehire date. Eligible Associates are automatically enrolled at a 4% pre-tax contribution, unless they elect otherwise after completion of 1,000 hours of service in an eligibility period, which is generally a period of 12 consecutive months. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative costs/expenses not paid by the Plan are paid by the Company.

The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except for the J.C. Penney Common Stock Fund (Penney Stock Fund). Effective December 17, 2009, Evercore Trust Company, N.A. became the named fiduciary with respect to the management and disposition of the Penney Stock Fund. The BPIC also has the responsibility for selecting investment funds, other than the Penney Stock Fund, to be offered under the Plan. The Benefits Administration Committee is the named fiduciary for the review of denied benefit claims and has overall responsibility for the day-to-day administration of the Plan. The Human Resources Committee (HRC) is the named fiduciary responsible for overall administration and operation of the Plan and appoints the trustee. The HRC has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan and Hewitt Associates as the third party administrator/record keeper for the Plan.

(b) Payment of Benefits

Generally, Participants who have separated from service with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company matching account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) *Contributions*

Participants who are classified as highly compensated in 2010 and 2009 (earning $110,000 or more annually in 2009 for 2010 and $105,000 or more annually in 2008 for 2009) are permitted to contribute from 1% to 8% (6% before-tax, 2% after-tax) of their earnings (up to a maximum of $245,000 for 2010 and 2009) with a maximum of 6% in pre-tax deposits (subject to an annual maximum of $16,500 in 2010 and 2009). Participants earning less than $110,000 in the previous year are permitted to contribute from 1% to 50% of their earnings (subject to an annual maximum of $16,500 in 2010 and 2009). Associates, who are at least age 21, did not enroll in the plan, and did not decline enrollment, will be automatically enrolled in the Plan after completing 1,000 hours of service in an eligibility period.

The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $5,500 during 2010 and 2009. These catch-up contributions are not eligible for the Company's matching contribution.

Participants age 21 or older become eligible for the Company matching contributions after completing 1,000 hours of service in an eligibility period. The Company matching contribution is a per pay period Company match of $0.50 per dollar up to the first 6% of Participant contributions. Associates hired or rehired on or after January 1, 2007, that are over 21 years of age, have 1,000 hours of service in an eligibility period and are active associates on December 31 receive a Company retirement account contribution equal to 2% of the associate's annual compensation (up to a maximum of $245,000 for 2010 and 2009).

During 2010, the Company matching contribution totaled approximately $43.5 million and the Company retirement account contribution totaled approximately $11.5 million. During 2009, the Company matching contribution totaled approximately $50.2 million and the Company retirement account contribution totaled approximately $7.7 million.

(d) *Participants' Investment Funds*

All participant contributions, Company matching contributions and Company retirement account contributions are invested in the Plan's investment funds in accordance with the Participant's investment elections. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of age-based target retirement funds managed by Vanguard Fiduciary Trust Company. Tier 2 funds consist of eight index funds, including the Penney Stock Fund. Tier 3 funds consist of the participant directed brokerage window. The funds are maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(Continued)

(e) Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, Plan earnings and appreciation or depreciation in underlying securities, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Participants' Loans

A participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a participant's before-tax, rollover and after-tax deposits on the valuation date, 50% of a participant's total vested account value on the valuation date, or, $50,000 minus the highest balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest at the prime rate plus 1%. Interest rates on the loans outstanding ranged from 4.25% to 10.50% as of December 31, 2010 and maturities ranged from 2011 through 2014. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g) Vesting

Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service. Prior to 2007, vesting in the value of Company contributions and earnings thereon was graduated at 20% per full year of service up to 100% after five years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance upon the receipt of a complete distribution or the occurrence of five consecutive one-year breaks in service.

(h) Forfeited Accounts

As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $83,803 and $5,295,709, respectively. Forfeitures are available to restore forfeited amounts of rehired participants, offset Company contributions, or pay Plan expenses. Forfeitures utilized during 2010 and 2009 were approximately $10,825,886 and $498,692, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b) New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued guidance on improving annual disclosures about fair value measurements, which requires reporting entities to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfer between Levels 1, 2, and 3. Levels 1, 2, and 3 fair value measurements are defined in note 2(c) below. The guidance will be effective for the Plan in 2010, except for Level 1 and 2 reconciliation disclosures, which are effective for the Plan beginning in 2011. This is not expected to materially impact the Plan.

In September 2009, the FASB issued ASU 2009-12, *Fair Value Measurements and Disclosures*, (ASC 820), *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* (ASU 2009-12). ASU 2009-12, which amends ASC 820, *Fair Value Measurements and Disclosures*, allows organizations to estimate the fair value of an investment using the net asset value per share (NAV) of the investment (or its equivalent) as a practical expedient if the NAV of the investment (or its equivalent) is calculated in a manner consistent with ASC Topic 946, *Financial Services – Investment Companies*. Generally, the Plan applies this guidance in their determination of estimated fair value of investments in common and collective trusts and reviews the facts and circumstances to be applied. See note 2(c) for a discussion of the fair value measurements.

In September 2010, the FASB issued ASU No. 2010-25 which amended ASC Topic 962, *Plan Accounting – Defined Contribution Pension Plans* (ASC 962), as it relates to the presentation of loans to participants. This amendment requires that loans to participants be shown as notes receivable for participants in the statement of net assets available for benefits. This amendment is effective retrospectively to all prior periods for the first annual reporting period beginning after December 15, 2010. The Plan adopted this amendment in the plan year ended December 31, 2009.

(c) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the accounting standards establish a three-level hierarchy for inputs used in measuring fair value, as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The following tables present a summary of the Plan's investment assets and liabilities measured at fair value as of December 31, 2010 and 2009:

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2010:				
Common stock (a)				
J.C. Penney Company, Inc.	$ 526,079,756	—	—	526,079,756
Common and collective trusts (b):				
Fixed income securities	—	63,257,801	—	63,257,801
Equity funds	—	1,102,286,227	—	1,102,286,227
Target date funds	—	533,338,004	—	533,338,004
Total common and collective trusts	—	1,698,882,032	—	1,698,882,032
Self-directed brokerage window (c):				
Mutual funds	23,142,405	—	—	23,142,405
Common stock	20,619,631	—	—	20,619,631
Other	667,646	—	—	667,646
Total self-directed brokerage window	44,429,682	—	—	44,429,682

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fully benefit responsive contracts:				
Guaranteed investment contracts (d)	$ —	—	72,287,136	72,287,136
Synthetic investment contract wrapper (e)	—	—	2,043,663	2,043,663
Fixed income securities (f)	—	1,079,778,270	—	1,079,778,270
Separate Account Contracts (g)	—	135,742,132	—	135,742,132
Total fully benefit responsive contracts	—	1,215,520,402	74,330,799	1,289,851,201
Total investment assets at fair value	$ 570,509,438	2,914,402,434	74,330,799	3,559,242,671

(Continued)

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2009:				
Common stock (a)				
J.C. Penney Company, Inc.	$ 453,659,201	—	—	453,659,201
Common and collective trusts (b):				
Fixed income securities	—	290,623,431	—	290,623,431
Equity funds	—	760,301,367	—	760,301,367
Target date funds	—	453,100,258	—	453,100,258
Total common and collective trusts	—	1,504,025,056	—	1,504,025,056
Self-directed brokerage window (c):				
Mutual funds	20,781,811	—	—	20,781,811
Common stock	13,965,503	—	—	13,965,503
Other	1,637,898	—	—	1,637,898
Total self-directed brokerage window	36,385,212	—	—	36,385,212

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fully benefit responsive contracts:				
Guaranteed investment contracts (d)	$ —	—	113,046,060	113,046,060
Synthetic investment contract wrapper (e)	—	—	2,435,523	2,435,523
Fixed income securities (f)	—	1,175,192,068	—	1,175,192,068
Total fully benefit responsive contracts	—	1,175,192,068	115,481,583	1,290,673,651
Total investment assets at fair value	$ 490,044,413	2,679,217,124	115,481,583	3,284,743,120

Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 2(d) for more information.

(a) *Common stock*: Valued at the closing price reported in the active market in which the individual securities are traded.

(b) *Common and collective trusts*: Valued at the net asset value (NAV) of shares held by the plan at year end. The target date funds are comprised of eleven collective trusts which manage risk and investment return over time. There are three general market risk levels: low to moderate, moderate, and moderate to high. Each fund is a different mix of investments – stocks, bonds and cash. The funds start out with more stock for growth opportunity and ends with less stock. The equity funds are comprised of 3 large cap funds and 2 small cap funds with low to moderate and high risk levels, respectively. The fixed income securities have low general market risk.

There are no known commitments or restrictions on the common and collective trusts except for some withdrawal restrictions as it relates to liquidation by the Plan Sponsor of the equity funds. The Plan Sponsor has no plans to liquidate these funds.

(c) *Self-directed brokerage window includes cash and cash equivalents, common stock, corporate bonds, mutual funds, notes, preferred stock, publicly traded partnerships*: Certain U.S. Treasury notes and corporate bonds are valued at the closing price reported in the active market in which the security is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Other investments listed are valued at the closing price reported in the active market in which the individual securities are traded. Actual risk depends on the individual investments which are selected by each applicable participant.

(d) *Guaranteed investment contracts*: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see note 2(f)).

(e) *Synthetic investment contracts*: These are investment contracts that limit potential losses, if any, in the fixed income securities portfolio. Termed a "wrap" since the contract is based on the fair value of underlying fixed income securities. The wrap agreements are stated at fair value based on rebid or replacement cost based upon fluctuations in the fair value of the underlying fixed income securities.

(f) *Fixed income securities*: Assets underlying synthetic investment contracts include cash, U.S. Treasury and agency securities, corporate bonds, and collateralized mortgage-backed and asset-backed securities which are held at fair value. Fixed income securities such as corporate bonds, government securities, mortgage-backed and asset-backed securities and other debt instruments are valued using quotes from independent pricing vendors based on recent trading activity and other relevant market information, including market interest rate curves, referenced credit spreads and estimated prepayment and credit default rates where applicable.

(g) *Separate Account Contracts:* Valued at fair value of the underlying assets legally owned by the contract issuer which are maintained in an account that is segregated from the issuer's general account assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets for the years ended December 31, 2010 and 2009.

	Level 3 investment assets		
	GIC	SIC Wrapper	Total
Year ended December 31, 2010:			
Balance, beginning of year	$ 113,046,060	2,435,523	115,481,583
Realized losses	(1,187,602)	—	(1,187,602)
Unrealized losses relating to instruments still held at the reporting date	(1,536,726)	(391,860)	(1,928,586)
Purchases and issuances	24,403,951	—	24,403,951
Sales and maturities	(62,438,547)	—	(62,438,547)
Balance, end of year	$ 72,287,136	2,043,663	74,330,799

	Level 3 investment assets		
	GIC	SIC Wrapper	Total
Year ended December 31, 2009:			
Balance, beginning of year	$ 152,597,600	1,839,510	154,437,110
Realized losses	(390,990)	—	(390,990)
Unrealized gains relating to instruments still held at the reporting date	1,085,823	596,013	1,681,836
Purchases and issuances	13,869,727	—	13,869,727
Sales and maturities	(54,116,100)	—	(54,116,100)
Balance, end of year	$ 113,046,060	2,435,523	115,481,583

(d) Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(e) Notes Receivable From Participants

Participant loans are recorded at amortized costs which represent the unpaid principal balance plus accrued interest.

(Continued)

(f) *Guaranteed Investment Contracts, Synthetic Investment Contracts and Separate Account Contracts*

The traditional guaranteed investment contracts (GICs) provide a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract insurers or otherwise. The stated and actual interest rates on these contracts range from 0.83% to 5.60% at December 31, 2010 and 4.12% to 5.60% at December 31, 2009. Maturities range from 2011 to 2015 as of December 31, 2010 and 2010 to 2013 as of December 31, 2009.

The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). Under these SICs, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. There are no reserves against contract values for credit risk of the Contract Issuer or otherwise.

The Plan also enters into separate account contracts (SAC) with certain insurance companies. The SAC market valuation is based on the market value of the assets legally owned by the contract issuer which are maintained in an account that is segregated from the issuer's general account assets.

The average yield for the entire portfolio based on actual earnings was approximately 3.7% and 4.42% during the years ended December 31, 2010 and 2009, respectively. The average yield based on interest rate credited to participants was 4.08% and 4.24% during the years ended December 31, 2010 and 2009, respectively.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract's crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each SIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more SIC contracts by the manager or the Contract Issuers.

There are certain events not initiated by Plan Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and SIC may be different for each issuer, and can be found in the individual traditional GIC or SIC contracts held by the Plan. Examples of such events include: the Plan's failure to qualify under the Internal Revenue Code (IRC) of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a Participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the Contract Issuer, including changes in the tax code, laws or regulations.

The Plan administrator does not believe that the occurrence of any of the aforementioned events, which would limit the Plan's ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract Issuers are not allowed to terminate any of the above SICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay SIC fees, or any other payment due under the contract; and failure to adhere to investment guidelines.

The following tables present the fair value, contract value adjustments to contract value, and major credit ratings for each of the GICs, SACs, SICs, and wrapper contracts held by the Plan as of December 31, 2010 and 2009:

December 31, 2010	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic investment contracts:					
Bank of America, NA	A+	$ 318,819,154	1,268,263	(14,424,751)	305,662,666
Natixis Financial Products Inc.	A+	318,795,264	—	(13,155,502)	305,639,762
Rabobank Nederland	Aaa	123,344,696	299,802	(6,227,479)	117,417,019
State Street Bank & Trust Co.	AA-	318,819,156	475,598	(13,632,086)	305,662,668
Total		$ 1,079,778,270	2,043,663	(47,439,818)	1,034,382,115

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2010 and 2009

December 31, 2009	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic investment contracts:					
Bank of America, NA	A+	$ 300,914,815	1,146,324	(10,170,976)	291,890,163
Natixis Financial Products Inc.	A+	300,892,266	—	(9,023,975)	291,868,291
Rabobank Nederland	AAA	272,470,169	859,327	(10,664,311)	262,665,185
State Street Bank & Trust Co.	AA-	300,914,818	429,872	(9,454,524)	291,890,166
Total		$ 1,175,192,068	2,435,523	(39,313,786)	1,138,313,805

December 31, 2010	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
Separate Account Contracts				
Metropolitan Life Insurance Company	AA-	$ 135,742,132	(4,895,838)	130,846,294
Total		$ 135,742,132	(4,895,838)	130,846,293
GICs:				
Metropolitan Life Insurance Company	AA-	$ 15,759,628	(460,576)	15,299,052
Monumental Life Insurance Company	AAA	2,636,707	(48,471)	2,588,236
New York Life Insurance Company	AAA	11,194,899	(821,578)	10,373,321
New York Life Insurance Company	A+	10,130,739	(119,342)	10,011,397
Pacific Life Insurance Company	A	8,262,515	(44,676)	8,217,839
Principal Life Insurance Company	A	10,046,558	(33,415)	10,013,143
Principal Life Insurance Company	A	14,256,090	(82,818)	14,173,272
Total		$ 72,287,136	(1,610,876)	70,676,260

(Continued)

December 31, 2009	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
Metropolitan Life Insurance Company	A+	$ 16,260,012	(956,581)	15,303,431
Aegon Institutional Markets/ Monumental Life Insurance Company	A	10,365,727	(303,807)	10,061,920
Aegon Institutional Markets/ Monumental Life Insurance Company	A	2,756,923	(150,474)	2,606,449
New York Life Insurance Company	A++	11,020,286	(646,965)	10,373,321
Pacific Life Insurance Company	A+	8,171,510	(337,538)	7,833,972
Pacific Life Insurance Company	A+	7,821,089	(103,105)	7,717,984
Pacific Life Insurance Company	A+	14,592,021	(190,336)	14,401,685
Principal Life Insurance Company	A+	7,824,483	(32,965)	7,791,518
Principal Life Insurance Company	A+	2,082,597	(8,072)	2,074,525
Principal Life Insurance Company	A+	21,789,250	(865,873)	20,923,377
Principal Life Insurance Company	A+	10,362,162	(300,484)	10,061,678
Total		$ 113,046,060	(3,896,200)	109,149,860

(g) ***Payment of Benefits***

Benefits are recorded when paid.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments

Investments that represent 5% or more of the Plan's net assets at December 31, 2010 and 2009 are separately identified:

Description of investment		2010	2009
J.C. Penney Company, Inc. common stock	$	526,079,756	453,659,201
State Street Bank Daily EAFE Fund		267,494,568	257,771,981
State Street Bank S&P 500 Flagship Fund Series		289,855,902	261,440,432
State Street Bank Passive Intermediate Bond Index Fund		237,689,176	212,848,478

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value, as follows:

		2010	2009
J.C. Penney Company, Inc. common stock	$	99,697,227	117,993,439
Mutual funds		1,594,540	2,784,566
Common stock		2,374,402	3,108,294
Other		(20,872)	338,623
Common and collective trusts		185,607,525	268,070,412
Net change in fair value	$	289,252,822	392,295,334

(4) Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter (determination letter) dated October 20, 2002 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Company has filed an application for a new determination letter on January 29, 2010, The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by tax authorities. The Plan uses a more-likely-than-not threshold for recognition and derecognition of tax positions taken or to be taken in a return. The Plan concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2010. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(Continued)

Employers of dual-qualified plans had an opportunity under IRS Revenue Ruling 2008-40 to establish a separatde plan that is qualified only under the Puerto Rico Code and to transfer the assets associated with employees of the Company who are residents of Puerto Rico to a trust established in Puerto Rico for the purose of holding assets of the Puerto Rico qualified plan by December 31, 2010. With IRS Revenue Ruling 2011-1 issued on December 16, 2010, an extension of the time under IRS Revenue Ruling 2008-40 was grante. The J. C. Penney Corporation Board and the Puerto Rico Board by Unanimous Written Consent elected to take advantage of the opportunity to delay the transfer of assets and setup of a new Puerto Rico Savings Plan at this time until further guidance is released.

(5) Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Plan's Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$ 3,619,456,782	3,352,262,359
Less amounts allocated to withdrawing participants	(1,092,905)	(1,496,687)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	53,946,531	43,209,986
Net assets available for benefits per Form 5500	$ 3,672,310,408	3,393,975,658

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Benefits paid to participants per the financial statements	$ 293,746,213	258,846,722
Add amounts allocated to withdrawing participants at December 31, 2010 and 2009	1,092,905	1,496,687
Less amounts allocated to withdrawing participants at December 31, 2009 and 2008	(1,496,687)	(717,127)
Less deemed distributions during 2010 and 2009	(3,469)	(42,306)
Benefits paid to participants per Form 5500	$ 293,338,962	259,583,976

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits have been processed and approved for payment prior to December 31, but that have not yet been paid as of that date.

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	2010	2009
Total investment income (loss) per the financial statements	$ 365,924,007	469,533,761
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010 and 2009	53,946,531	43,209,986
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009 and 2008	(43,209,986)	14,205,292
Total investment income/(loss) per the Form 5500	$ 376,660,552	526,949,039

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(6) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, affected Participants will become fully vested in amounts allocated to their accounts as of the date of the termination.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan invests in common and collective trusts with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Market conditions can result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Common stock:		
* J.C. Penney Company, Inc. common stock	(a)	$ 526,079,756
Common and collective trusts:		
* State Street Bank Short Term Investment Fund	(a)	63,257,801
* State Street Bank Daily EAFE (Europe, Australia, and Far East) Fund	(a)	267,494,568
* State Street Bank S&P 500 Flagship Fund Series	(a)	289,855,902
* State Street Bank Russell 1000 Growth Index Fund	(a)	79,233,608
* State Street Bank Russell 1000 Value Index Fund	(a)	67,180,764
* State Street Bank Russell 2000 Index Securities Lending Fund	(a)	160,832,209
* State Street Bank Passive Intermediate Bond Index Fund	(a)	237,689,176
Vanguard Target Retirement Income Fund	(a)	34,296,097
Vanguard 2005 Target Retirement Fund	(a)	45,606,409
Vanguard 2010 Target Retirement Fund	(a)	56,574,366
Vanguard 2015 Target Retirement Fund	(a)	78,548,930
Vanguard 2020 Target Retirement Fund	(a)	88,038,560
Vanguard 2025 Target Retirement Fund	(a)	73,904,725
Vanguard 2030 Target Retirement Fund	(a)	54,260,894
Vanguard 2035 Target Retirement Fund	(a)	32,701,431
Vanguard 2040 Target Retirement Fund	(a)	23,826,968
Vanguard 2045 Target Retirement Fund	(a)	18,681,632
Vanguard 2050 Target Retirement Fund	(a)	26,897,992
Total common and collective trusts		1,698,882,032
Self Directed Brokerage Window		44,429,682
Synthetic investment contracts:		
3M COMPANY	(a)	1,887,868
ABBEY NATL TREASURY SERV 144A	(a)	1,111,375
ACE INA HOLDINGS	(a)	747,631
AFLAC INC	(a)	2,023,888
AGILENT TECHNOLOGIES INC	(a)	888,336
AGL CAPITAL CORP	(a)	944,886
ALLEGHENY ENERGY SUPPLY 144A	(a)	231,840
ALLSTATE CORP	(a)	212,979
ALLYA 2009-B C 144A	(a)	675,805
ALLYA 2010-2 A3	(a)	377,273
ALTRIA GROUP INC	(a)	1,953,463
AMB PROPERTY	(a)	175,915
AMB PROPERTY L.P.	(a)	2,227,103
AMCAR 2010-1 B	(a)	160,363

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
AMCAR 2010-1 C	(a)	$	186,959
AMCAR 2010-2 B	(a)		329,814
AMER EXPRESS CREDIT CO	(a)		207,590
AMERICA MOVIL SA	(a)		363,774
AMERICA MOVIL SA DE CV	(a)		516,272
AMERICA MOVIL SAB DE CV	(a)		2,644,131
AMERICAN EXPRESS	(a)		2,624,344
AMERICAN EXPRESS BK FSB	(a)		1,361,354
AMERICAN EXPRESS CO	(a)		1,161,318
AMERICAN EXPRESS CREDIT	(a)		23,086
AMERICAN HONDA FINANCE 144A	(a)		940,866
AMERICAN TOWER CORP	(a)		1,061,722
AMERIPRISE FINANCIAL INC	(a)		1,189,379
AMERISOURCEBERGEN CORP	(a)		2,278,316
AMTT 2007 1A AFX 144A	(a)		1,954,650
AMXCA 2006-2 B	(a)		291,427
AMXCA 2006-B A 144A	(a)		100,012
AMXCA 2009-2 A	(a)		1,370,937
ANGLO AMERICAN CAP 144A	(a)		1,718,978
ANGLOGOLD HOLDINGS PLC	(a)		332,167
ANHEUSER-BUSCH INBEV WOR	(a)		1,739,238
ANZ NATIONAL (INTL) LTD 144A	(a)		345,016
ANZ NATIONAL INTL LTD 144A	(a)		3,892,129
APACHE CORP	(a)		2,838,857
APACHE CORPORATION	(a)		653,510
APPALACHIAN POWER CO	(a)		139,999
ARCELORMITTAL	(a)		1,890,688
AT&T BROADBAND CORP	(a)		69,749
AT&T CORP	(a)		223,604
AT&T INC	(a)		1,479,462
ATMOS ENERGY CORP	(a)		287,368
AVALON BAY COMMUNITIES	(a)		17,384
AVALONBAY COMMUNITIES	(a)		1,241,821
B B & T CORP	(a)		1,361,368
BAAT 2009-1A A4 144A	(a)		1,527,544
BAAT 2010-2 A4	(a)		1,819,275
BACCT 2007 A8 A8	(a)		749,131
BACM 2004-6 A4	(a)		10,447
BACM 2005-1 A5	(a)		723,075
BALTIMORE GAS & ELECTRIC	(a)		282,891
BANK OF AMERICA	(a)		1,193,914

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
BANK OF AMERICA CORP	(a)	$	3,103,468
BANK OF AMERICA NA	(a)		173,298
BANK OF NEW YORK MELLON	(a)		10,718
BANK OF NOVA SCOTIA	(a)		5,383,939
BARCLAYS BANK PLC	(a)		4,795,382
BARRICK GOLD FINANCECO	(a)		989,815
BAXTER INTERNATIONAL INC	(a)		578,616
BB&T CORPORATION	(a)		1,601,441
BERKSHIRE HATHAWAY FIN	(a)		925,194
BERMUDA 144A	(a)		848,169
BG ENERGY CAPITAL PLC 144A	(a)		1,495,888
BHP BILLITON FIN USA LTD	(a)		469,714
BMWLT 2009-1 A3	(a)		442,236
BOAMS 2004-D 2A2	(a)		332,527
BOARDWALK PIPELINES LLC	(a)		1,611,366
BOSTON PROPERTIES LP	(a)		984,539
BOSTON SCIENTIFIC	(a)		688,392
BOSTON SCIENTIFIC CORP	(a)		2,568,977
BOTTLING GROUP LLC	(a)		2,377,481
BRAZIL	(a)		422,789
BRE PROPERTIES INC	(a)		667,581
BRITISH SKY BROADCASTING 144A	(a)		517,360
BRITISH TELECOM PLC	(a)		756,796
BROADCOM CORP 144A	(a)		1,115,931
BSCMS 2005-PWR9 AAB	(a)		577,666
BSCMS 2006 PW12 AAB	(a)		2,403,062
BSCMS 2007 PW17 A1	(a)		2,021,004
BSCMS 2007-T28 AAB	(a)		1,104,534
BUCKEYE PARTNERS LP	(a)		2,222,763
BUNGE NA FINANCE	(a)		287,144
BURLINGTN NORTH SANTA FE	(a)		207,507
BURLINGTON NORTH SANTA FE	(a)		445,163
CABMT 2006 3A A1 144A	(a)		3,518,921
CABMT 2010-IA A 144A	(a)		314,532
CANADA	(a)		866,112
CANADIAN NATL RESOURCES	(a)		191,603
CANADIAN NATURAL RESOURCES	(a)		771,124
CANADIAN PACIFIC RR CO	(a)		643,041
CAPITAL ONE FINANCIAL CO	(a)		990,195
CARDINAL HEALTH INC	(a)		1,920,194
CARGILL INC 144A	(a)		1,606,663
CARMX 2010-1 B	(a)		296,266
CARMX 2010-1 C	(a)		189,952
CARMX 2010-2 A3	(a)	$	941,561
CARMX 2010-2 A4	(a)		1,772,389
CARMX 2010-2 B	(a)		397,421
CATERPILLAR FIN SERV	(a)		1,709,047

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
CD 2005 CD1 A4	(a)	1,780,763
CD 2005-CD1 ASB	(a)	2,466,502
CD 2006 CD3 A5	(a)	297,737
CD 2006-CD3 AAB	(a)	396,703
CELGENE CORP	(a)	1,247,051
CELLCO PART/VERI WIRELSS	(a)	568,433
CELULOSA ARAUCO CONSTITU	(a)	515,321
CELULOSA ARAUCO CONSTITU 144A	(a)	475,210
CFAB 03-1 IA-6	(a)	263,609
CFAB 2003-3 1A6	(a)	855,174
CFAIT 2009-1 A3 144A	(a)	816,638
CFAIT 2009-1 A4 144A	(a)	119,106
CFLT 2010-A A2 144A	(a)	179,850
CHILE	(a)	160,604
CISCO SYSTEMS INC	(a)	1,061,256
CITIGROUP INC	(a)	9,349,046
CME GROUP INC	(a)	1,344,451
CMLT 2008-LS1 A2	(a)	41,040
CNA FINANCIAL CORP	(a)	224,363
CNH 2007-A B	(a)	80,301
CNH 2009-B A3	(a)	36,789
CNH 2010-A A4	(a)	3,526,139
CNH 2010-B A3	(a)	1,239,950
CNP 2005-A A2	(a)	82,622
CNP 2005-A A3	(a)	1,101,699
CNP 2005-A A4	(a)	695,107
COCA COLA CO	(a)	1,590,148
COCA COLA FEMSA SAB CV	(a)	641,605
COCA-COLA CO	(a)	1,122,001
COCA-COLA CO/THE	(a)	1,558,034
COCA-COLA ENTERPRISES	(a)	599,645
COCA-COLA ENTERPRISES INC	(a)	687,959
CODELCO INC 144A	(a)	1,310,526
COMCAST CABLE	(a)	960,384
COMCAST CORP	(a)	336,568

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
COMET 2005-A7 A7	(a)	$	1,024,679
COMM 2007 C9 A1	(a)		394,480
COMM 2007 C9 A4	(a)		669,025
COMMONWEALTH BANK AUST 144A	(a)		2,551,689
CONSUMERS ENERGY CO	(a)		162,579
CONTINENTAL AIRLINES INC	(a)		753,806
COOPER US INC	(a)		588,717
CORNELL UNIVERSITY	(a)		406,185
COSTCO WHOLESALE	(a)		2,903,145
COX COMMUNICATIONS	(a)		116,883
COX COMMUNICATIONS 144A	(a)		1,553,728
COX COMMUNICATIONS INC	(a)		754,641
COX COMMUNICATIONS INC 144A	(a)		217,192
CPL 2002-1 A4	(a)		116,129
CREDIT SUISSE	(a)		1,506,180
CREDIT SUISSE FB USA INC	(a)		1,428,778
CREDIT SUISSE FIRST BOSTON USA	(a)		499,776
CROWN CASTLE TOWERS LLC 144A	(a)		3,508,454
CSFB 2005-C1 A4	(a)		26,620
CSMC 2006 C4 A3	(a)		3,561,838
CSMC 2010-1R 12A1 144A	(a)		74,293
CSMC 2010-1R 42A1 144A	(a)		54,949
DAIMLERCHRYSLER	(a)		1,115,501
DAIMLERCHRYSLER NA HLDG	(a)		324,863
DANAHER CORP	(a)		555,965
DCENT 2009-A2 A	(a)		1,545,008
DCP MIDSTREAM LLC 144A	(a)		603,929
DELTA AIR LINES	(a)		788,321
DESF 2001 1 A6	(a)		3,209,301
DESF 2001-1 A5	(a)		4,395,381
DEUTSCHE BANK AG LONDON	(a)		534,524
DEVON ENERGY CORPORATION	(a)		62,211
DEVON FINANCING CORP	(a)		983,461
DIAMOND OFFSHORE DRILL	(a)		795,097
DIRECTV HOLDINGS LLC	(a)		3,828,030
DIRECTV HOLDINGS/FING	(a)		678,440
DISCOVERY COMMUNICATIONS	(a)		1,602,177
DOMINION RESOURCES INC	(a)		713,559
DOW CHEMICAL	(a)		327,529
DOW CHEMICAL CO	(a)		3,064,847
DOW CHEMICAL CO/THE	(a)		332,531

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
DUKE CAPITAL LLC	(a)	$	2,027,391
DUKE ENERGY OHIO INC	(a)		357,381
DUKE REALTY LP	(a)		134,926
DUKE UNIVERSITY	(a)		1,272,214
EL PASO ELECTRIC COMPANY	(a)		235,403
ELECTRICITE DE FRANCE 144A	(a)		1,014,294
EMERSON ELECTRIC CO	(a)		731,404
ENBRIDGE ENERGY PARTNERS	(a)		518,148
ENCANA CORP	(a)		195,017
ENEL FINANCE INTL SA 144A	(a)		2,231,604
ENOGEX LLC 144A	(a)		113,811
ENTERPRISE PRODUCTS OPER	(a)		3,816,437
ENTERPRISE PRODUCTS OPERATIONS	(a)		103,334
EOG RESOURCES INC	(a)		3,423,400
EQUIFAX INC	(a)		564,839
ERAC USA FINANCE COMPANY 144A	(a)		3,470,939
ERAC USA FINANCE ENTER 144A	(a)		1,636,121
ERP OPERATING LP	(a)		158,323
EUROPEAN INVESTMENT BANK	(a)		1,805,302
EXELON GENERATION CO LLC	(a)		186,030
EXPORT DEVELOPMENT CANADA	(a)		2,306,947
EXPRESS SCRIPTS INC	(a)		1,953,086
FANNIE MAE	(a)		6,828,435
FEDERAL HOME LOAN BANK	(a)		2,493,072
FEDERAL NATL MTG ASSN	(a)		981,475
FEDERAL REALTY INVS TRST	(a)		151,329
FEDERATED RETAIL	(a)		41,930
FHL ARM	(a)		64,388
FHL-15YR GOLD	(a)		95,078
FHLMC 15YR GIANT	(a)		373,784
FHLMC 15YR GOLD	(a)		5,064,660
FHLMC ARM	(a)		11,612,736
FHLMC GOLD	(a)		18,944,926
FHLMC_ARM	(a)		94,729
FHR 2614 IH	(a)		1,329
FHR 2627 IE	(a)		2,496
FHR 3195 PN	(a)		152,494
FHR 3354 PA	(a)		2,151,411
FIFTH THIRD BANK NW-OHIO	(a)		3,677,693
FINANCEMENT QUEBEC	(a)		3,205,961
FIRSTENERGY SOLUTIONS CO	(a)		219,026

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
FLORIDA GAS TRANSMISSION 144A	(a)	$	662,235
FNARM	(a)		49,733
FNMA	(a)		2,082,362
FNMA 15YR	(a)		102,643,347
FNMA 30 YR	(a)		108,050,987
FNMA 30YR	(a)		431,960
FNMA ARM	(a)		9,520,050
FNMA MEGA	(a)		3,925,351
FNR 2005-69 AD	(a)		562,887
FNR 2006 35 GK	(a)		577,578
FNR 2006 49 CA	(a)		403,450
FNR 2006-9 KB	(a)		383,234
FORDF 2010-3 A1 144A	(a)		1,839,698
FORDF 2010-3 C 144A	(a)		2,080,446
FORDO 2009-D A4	(a)		721,886
FORDO 2009-E A4	(a)		1,322,602
FORDO 2010-A D	(a)		549,611
FORDO 2010-B A3	(a)		384,505
FORDO 2010-B A4	(a)		1,453,234
FPL 2007 A A2	(a)		435,898
FPL 2007 A A3	(a)		3,056,837
FRANCE TELECOM	(a)		775,113
FREDDIE MAC	(a)		24,424,317
GATX CORP	(a)		2,463,281
GCCFC 2005-GG3 A2	(a)		88,834
GCCFC 2007-GG9 AAB	(a)		394,143
GE CAP CORP	(a)		4,743,348
GEEMT 2009-1 A3	(a)		797,808
GEEMT 2010-1 A3 144A	(a)		397,538
GEEMT 2010-1 A4 144A	(a)		979,380
GEMNT 2009-2 A	(a)		4,447,590
GEMNT 2010-2 A	(a)		1,232,300
GENERAL ELEC CAP CORP	(a)		10,869,593
GENERAL ELECTRIC CAPITAL CORP	(a)		117,873
GENERAL ELECTRIC CREDIT	(a)		1,756,006
GEORGIA POWER COMPANY	(a)		1,188,225
GNMA 15 YR	(a)		43,471
GNMA 30 YR	(a)		818,234
GNMA 30 YR PLAT	(a)		47,223
GNMA II 30 YR	(a)		2,094,127
GNR 2004-47 QV	(a)		1,065,450

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
GNR 2004-77 AB	(a)	$	1,493,009
GNR 2004-79 PA	(a)		184,002
GNR 2004-97 B	(a)		3,990,791
GNR 2005-10 B	(a)		3,367,235
GNR 2005-87 A	(a)		405,037
GNR 2005-9 A	(a)		166,795
GNR 2005-9 AB	(a)		1,896,315
GOLDMAN SACHS	(a)		1,038,000
GOLDMAN SACHS GP	(a)		2,268,018
GOLDMAN SACHS GROUP	(a)		408,093
GOLDMAN SACHS GROUP INC	(a)		6,441,191
GOLDMAN SACHS GRP INC	(a)		214,197
GOVT NATL ASSN 20Y	(a)		45,994
GOVT NATL MORTG ASSN	(a)		59,722
GOVT NATL MTG ASSN	(a)		3,455
GOVT NATL MTG ASSN 1	(a)		75
GOVT NATL MTG ASSN I	(a)		22,838
GOVT NATL MTG ASSN II	(a)		16,294
GOVT NATL MTG ASSN II 002038M	(a)		1,222
GROUPE BPCE 144A	(a)		4,769,650
GRUPO BIMBO SAB DE CV 144A	(a)		1,160,407
GSMS 2010 C2 A2 144A	(a)		440,641
HAROT 2010-1 A4	(a)		589,478
HAROT 2010-2 A3	(a)		3,320,487
HART 2009-A A4	(a)		861,211
HEALTH CARE REIT INC	(a)		222,314
HEALTH CARE SVC CORP 144A	(a)		2,452,818
HERSHEY CO	(a)		1,867,842
HESS CORP	(a)		430,904
HEWLETT-PACKARD CO	(a)		691,135
HIGHMARK INC 144A	(a)		38,574
HOLCIM LTD 144A	(a)		656,381
HOME DEPOT INC	(a)		704,988
HONEYWELL INTERNATIONAL	(a)		1,187,183
HOSPITALITY PROP	(a)		132,594
HOWARD HUGHES MEDICAL IN	(a)		1,077,518
HSBC BANK PLC 144A	(a)		2,207,598
HSBC BANK USA NA	(a)		253,094
HSBC HOLDING PLC	(a)		634,306
HSBC HOLDINGS PLC	(a)		168,907
HYUNDAI CAPITAL AMERICA 144A	(a)		426,619

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
IBERDROLA FIN IRELAND 144A	(a)	$	2,038,160
INTER-AMERICAN DEVEL BK	(a)		2,081,142
INTESA SANPAOLO SPA 144A	(a)		3,245,138
INTL BK RECON & DEVELOP	(a)		1,257,922
INTL FINANCE CORP	(a)		991,337
JDOT 2009-A A3	(a)		179,092
JEFFERIES GROUP INC	(a)		1,712,322
JOHN DEERE CAPITAL CORP	(a)		7,330,943
JOHNSON & JOHNSON	(a)		2,689,734
JP MORGAN CHASE	(a)		1,064,003
JP MORGAN CHASE & CO	(a)		140,158
JPM CHASE CAPITAL XXVII	(a)		325,124
JPMAC 2007-CH1 AV2	(a)		31,711
JPMCC 2003-CB6 A1	(a)		757,443
JPMCC 2005 LDP5 A4	(a)		3,687,116
JPMCC 2005-LDP1 A4	(a)		887,468
JPMCC 2005-LDP2 A3A	(a)		19,850
JPMCC 2005-LDP4 ASB	(a)		365,416
JPMCC 2006-CB14 A4	(a)		1,238,788
JPMORGAN CHASE & CO	(a)		9,944,688
JPMRT 2007 A A4 144A	(a)		763,861
KENTUCKY UTILITIES 144A	(a)		447,857
KERN RIVER FUNDING CORP 144A	(a)		277,180
KEYCORP	(a)		2,604,708
KILROY REALTY LP	(a)		1,396,934
KOREA HYDRO & NUCLEAR PO 144A	(a)		1,725,977
KRAFT FOODS	(a)		175,347
KRAFT FOODS INC	(a)		767,989
KROGER CO	(a)		2,295,397
KROGER CO/THE	(a)		414,076
L-3 COMMUNICATIONS CORP	(a)		1,293,638
LBUBS 2005-C1 A4	(a)		3,761,059
LBUBS06-C7 A3	(a)		317,579
LG&E & KU ENERGY LLC 144A	(a)		919,127
LIFE TECHNOLOGIES CORP	(a)		2,343,643
LINCOLN NATIONAL CORP	(a)		340,228
LITHUANIA 144A	(a)		346,024
LLOYDS TSB BANK PLC 144A	(a)		4,403,105
LOCKHEED MARTIN CORP	(a)		401,970
LOWES COMPANIES INC	(a)		986,572
MACK-CALI REALTY CORP	(a)		392,781
MAGELLAN MIDSTREAM PARTNERS	(a)		349,085
MARATHON OIL CORP	(a)		1,091,496
MASSACHUSETTS ELECTRIC 144A	(a)	$	215,392
MASSMUTUAL GLOBAL FUNDING 144A	(a)		1,126,284
MATTEL INC	(a)		342,890
MBNA AMERICAN BK	(a)		212,236

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
MBNAS 2006-C3 C3	(a)	229,501
MDC HOLDINGS INC	(a)	79,224
MEDCO HEALTH SOLUTIONS I	(a)	2,136,553
MELLON FUNDING CORP	(a)	3,096,216
MERRILL LYNCH & CO	(a)	1,229,135
MERRILL LYNCH CO	(a)	854,091
MET LIFE GLOB FUNDING I 144A	(a)	488,002
METLIFE INC	(a)	4,046,643
MIDAMERICAN ENERGY CO	(a)	3,415,057
MMAF 2009-AA A4 144A	(a)	2,773,384
MONONGAHELA POWER 144A	(a)	239,527
MORGAN STANLEY	(a)	7,970,760
MORGAN STANLEY DEAN WITTER	(a)	2,619,543
MSC 2005 HQ6 A4A	(a)	26,633
MSC 2007 IQ15 A1	(a)	2,193,162
MSC 2008 T29 A3	(a)	44,029
MSC 2008-T29 A4	(a)	531,590
MSDWC 2003-HQ2 A1	(a)	680,700
MUBADALA DEVELOPMENT CO 144A	(a)	1,408,044
MVCOT 2005-2 A 144A	(a)	323,735
MVCOT 2006 2A A 144A	(a)	452,071
MVCOT 2006-1A A 144A	(a)	531,195
NABORS INDUSTRIES INC	(a)	993,188
NALT 2009-A A3	(a)	314,135
NATIONAL AUSTRALIA BANK 144A	(a)	727,353
NATIONAL GAS CO 144A	(a)	157,344
NATIONAL RURAL UTIL COOP	(a)	3,107,823
NAVOT 2010-B 144A	(a)	449,090
NAVOT 2010-B A3 144A	(a)	410,881
NBC UNIVERSAL 144A	(a)	3,286,526
NEVADA POWER CO	(a)	2,821,198
NEW YORK LIFE GLOBAL FDG 144A	(a)	795,075
NEWS AMERICA	(a)	424,630
NEWS AMERICA INC	(a)	111,389
NISOURCE FINANCE CORP	(a)	1,887,500

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
NOBLE HOLDING INTL LTD	(a)	$ 377,764
NORDEA BANK AB 144A	(a)	484,273
NORDEA BANK SWEDEN AB 144A	(a)	3,845,593
NORDSTROM INC	(a)	453,923
NORTHEAST UTILITIES	(a)	3,098,382
NORTHERN STATES PWR-MINN	(a)	116,922
NORTHERN TRUST CO	(a)	1,427,023
NORTHERN TRUST CORP	(a)	1,749,368
NORTHROP GRUMMAN	(a)	868,808
NOVARTIS CAPITAL CORP	(a)	303,820
NUSTAR LOGISTICS LP	(a)	197,415
OCCIDENTAL PETROLEUM COR	(a)	996,349
OHIO POWER COMPANY	(a)	2,616,203
OMNICOM GROUP INC	(a)	2,363,809
ORACLE CORP	(a)	855,386
PACCAR INC	(a)	650,166
PACIFIC LIFECORP 144A	(a)	1,459,752
PARTNERRE FINANCE B LLC	(a)	262,357
PECO ENERGY CO	(a)	1,377,076
PEGTF 2001-1 A7	(a)	7,529,685
PEGTF 2001-1 A8	(a)	2,000,288
PEMEX PROJ FDG MASTER TR	(a)	517,274
PENNSYLVANIA ELECTRIC CO	(a)	156,217
PEPSIAMERICAS INC	(a)	1,693,876
PERF 2005-2 A2	(a)	112,860
PETROBRAS INTL	(a)	909,650
PETROBRAS INTL FIN CO	(a)	348,927
PETROLEOS MEXICANOS	(a)	166,711
PFIZER INC	(a)	2,256,681
PLAINS ALL AMER PIPELINE	(a)	2,393,940
PNC FUNDING CORP	(a)	9,636,057
POLAND	(a)	197,412
PPL ELECTRIC UTILITIES	(a)	1,458,192
PRAXAIR INC	(a)	939,147
PRICOA GLOBAL FUNDING 1 144A	(a)	40,971
PRINCIPAL FINANCIAL GROUP	(a)	156,836
PRINCIPAL FINANCIAL GRP	(a)	2,576,124
PRINCIPAL LIFE GLOBAL 144A	(a)	490,639
PROCTER & GAMBLE CO	(a)	1,030,732
PROGRESS ENERGY INC	(a)	298,628
PROVIDENT COMPANIES INC	(a)	255,693

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
PRUDENTIAL FINANCIAL INC	(a)	$	3,643,371
PSEG POWER LLC	(a)		1,176,575
PUB SVC ELEC & GAS	(a)		275,166
PUBLIC SERVICE COLORADO	(a)		166,190
PUBLIC SERVICE OKLAHOMA	(a)		78,932
QUEBEC PROVINCE	(a)		1,754,808
REGENCY CENTERS	(a)		69,716
REGENCY CENTERS LP	(a)		104,523
REINSURANCE GRP OF AMER	(a)		218,143
RELIANCE HOLDINGS USA 144A	(a)		241,253
REPUBLIC OF SOUTH AFRICA	(a)		287,091
REPUBLIC SERVICES INC	(a)		1,013,460
REYNOLDS AMERICAN INC	(a)		128,201
RIO TINTO FINANCE PLC	(a)		1,415,412
ROGERS COMMUNICATIONS INC	(a)		845,711
ROPER INDUSTRIES INC	(a)		1,029,088
ROYAL BANK OF CANADA	(a)		786,226
ROYAL BK OF SCOTLAND PLC	(a)		2,606,810
RSBBC 2007-A A2	(a)		509,564
SABMILLER PLC 144A	(a)		834,260
SANTANDER US DEBT SA UNI 144A	(a)		3,152,439
SEARIVER MARITIME	(a)		3,224,871
SEMPRA ENERGY	(a)		1,454,229
SEMT 2010-H1 A1	(a)		645,923
SHELL INTERNATIONAL FIN	(a)		999,140
SHELL INTL FIN	(a)		1,919,746
SIMON PROPERTY GROUP LP	(a)		1,908,537
SLMA 2008-1 A1	(a)		203,699
SMITH INTERNATIONAL INC	(a)		1,773,582
SOCIETE GENERALE 144A	(a)		3,485,948
SOUTH AFRICA	(a)		164,247
SOUTHEAST SUPPLY HEADER 144A	(a)		848,655
SOUTHERN CAL EDISON	(a)		1,031,852
SOUTHERN CO	(a)		1,866,846
SOUTHERN PERU COPPER COR	(a)		35,951
STANDARD CHARTERED PLC 144A	(a)		3,391,409
STANLEY BLACK & DECKER I	(a)		90,543
STAPLES INC	(a)		1,284,129
STATE STREET CORP	(a)		648,048
SUNTRUST BANK	(a)		217,269
SVENSKA HANDELSBANKEN AB 144A	(a)		3,208,853

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
SWEDISH EXPORT CREDIT	(a)	$	379,698
SYSCO CORPORATION	(a)		720,933
TALISMAN ENERGY	(a)		1,281,391
TAMPA ELECTRIC	(a)		195,224
TAOT 2010-B A4	(a)		292,244
TAQA ABU DHABI 144A	(a)		3,859,668
TAQA ABU DHABI NATL ENERGY 144A	(a)		497,794
TARGET CORP	(a)		1,203,932
TCM SUB LLC 144A	(a)		3,182,797
TECK RESOURCES LIMITED	(a)		149,772
TECK RESOURCES LTD	(a)		370,880
TECO FINANCE INC	(a)		1,288,214
TELECOM ITALIA CAPITAL	(a)		2,892,233
TELEFONICA EMISIONES	(a)		61,495
TELEFONICA EMISIONES SAU	(a)		3,221,197
TELEFONICA SA	(a)		142,197
TEXAS GAS TRANS 144A	(a)		2,508,874
THOMSON REUTERS CORP	(a)		790,534
TIME WARNER CABLE INC	(a)		1,479,161
TIME WARNER INC	(a)		535,476
TIPS	(a)		2,380,589
TJX COS INC	(a)		356,575
TRAVELERS COS INC	(a)		970,619
UBS AG STAMFORD CT	(a)		3,189,922
UNILEVER CAPITAL CORP	(a)		3,170,156
UNION PACIFIC CORP	(a)		605,497
UNITED MEXICAN STATES	(a)		165,434
UNITEDHEALTH GROUP INC	(a)		91,322
UNUM GROUP	(a)		326,154
UNUMPROVIDENT FINANCE CO 144A	(a)		535,911
US BANCORP	(a)		4,364,650
US TREASURY N/B	(a)		78,814,777
USAOT 2010-1 A4	(a)		1,254,014
USB CAPITAL XIII TRUST	(a)		127,449
VALE OVERSEAS	(a)		217,557
VALERO ENERGY	(a)		297,506
VALERO ENERGY CORP	(a)		987,720
VENTAS REALTY LP/CAP CRP	(a)		62,894
VEOLIA ENVIRONNEMENT	(a)		3,375,523
VERIZON COMMUNICATIONS	(a)		1,286,211
VERIZON GLOBAL FUNDING	(a)		194,030

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

	Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
	VERIZON VIRGINA INC	(a)	$	1,686,595
	VIRGINIA ELECTRIC POWER	(a)		1,958,376
	VWALT 2009-A A3	(a)		766,806
	WACHOVIA CORP	(a)		935,713
	WAL MART STORES INC	(a)		586,862
	WAL-MART STORES INC	(a)		589,626
	WALT DISNEY COMPANY	(a)		1,602,116
	WASTE MANAGEMENT INC	(a)		1,104,545
	WBCMT 2005 C18 A4	(a)		10,637
	WBCMT 2006 C28 A4	(a)		3,882,570
	WBCMT 2006-C26 A2	(a)		1,092,750
	WBCMT06-C24 A3	(a)		550,484
	WEA FINANCE LLC 144A	(a)		284,598
	WEA FINANCE/WT FIN AUST 144A	(a)		2,345,775
	WEATHERFORD INTL LTD	(a)		1,689,421
	WELLPOINT INC	(a)		2,715,534
	WELLS FARGO & CO	(a)		3,267,975
	WELLS FARGO BANK NA	(a)		399,412
	WELLS FARGO COMPANY	(a)		3,166,763
	WEST PENN POWER CO 144A	(a)		1,075,076
	WESTAR ENERGY INC	(a)		1,553,356
	WESTPAC BANKING CORP	(a)		2,213,593
	WESTPAC BANKING CORP 144A	(a)		725,329
	WFMBS 2003-O 5A1	(a)		118,045
	WFNMT 2009-B A	(a)		3,570,200
	WFNMT 2009-D A	(a)		2,412,509
	WFNMT 2010-A A	(a)		1,557,806
	WILLIAMS PARTNERS LP	(a)		2,432,209
	WOODSIDE FINANCE LTD 144A	(a)		1,330,910
	XCEL ENERGY INC	(a)		1,087,106
	XEROX CORPORATION	(a)		3,133,931
	Due to broker for securities purchased	(a)		(1,355,362)
*	STATE STREET BANK & TRUST CO	(a)		43,791,998
	Total Synthetic investment contracts underlying investments at fair value			1,079,778,270
	Wrapper agreements:			
	Bank of America, NA	(a)		1,268,263
	Rabobank Nederland	(a)		299,802
	State Street Bank & Trust Co.	(a)		475,598
	Total synthetic investment contracts			1,081,821,933

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
Guaranteed investment contracts:			
Monumental Life Insurance Company SV04639Q	(a)	$	2,636,707
Pacific Life Insurance Company G26604.08	(a)		8,262,515
Principal Life Insurance Company 5-17671-5	(a)		10,046,558
Principal Life Insurance Company GA 5-17671-4	(a)		14,256,090
New York Life Insurance Company GA-34201	(a)		11,194,899
New York Life Insurance Company GA34201002	(a)		10,130,739
Metropolitan Life Insurance Company 29640	(a)		15,759,628
Total guaranteed investment contracts			72,287,136
Separate account contracts:			
Metropolitan Life Insurance Company 32345	(a)		135,742,132
Total separate account contracts			135,742,132
Total Investments		$	3,559,242,671
Participant Loans:			
* Participant loans, interest rates ranging from 4.25% to 10.50% and maturing 2011 through 2014	(a)	$	99,867,271

* Party-in-interest to the Plan.
(a) Cost omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC. SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: Sharon Boyd

Sharon Boyd
Benefits Controller

Date: June 27, 2011

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
the Human Resources Committee:

We consent to the incorporation by reference in the registration statement (No. 333-33343) on Form S-8 of J. C. Penney Company, Inc. of our report dated June 27, 2011, with respect to the statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 which report appears in the December 31, 2010 annual report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

KPMG LLP

KPMG LLP

Dallas, Texas
June 27, 2011